FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

Mad Catz Interactive, Inc.
(Translation of registrant's name into English)

141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No √

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Mad Catz Interactive Inc. and all the information in this annual report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The financial statements include some amounts that are based on best estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and ensured it is consistent with that in the consolidated financial statements. The Company maintains a system of internal accounting and administrative controls designed to provide reasonable assurance that the financial information is reliable, relevant and accurate, and that the Company's assets are appropriately accounted for and adequately safeguarded. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting, but is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and is comprised of a majority of independent Directors. The Audit Committee meets periodically with management, as well as the external auditors, to review the company's reported financial performance and to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The consolidated financial statements were reviewed by the Audit Committee and approved by the Board of Directors. The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with generally accepted auditing standards on behalf of the shareholders. The external auditors have full and free access to the Audit Committee.

Morris Perlis

MORRIS PERLIS
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Andrew Schmidt

ANDY SCHMIDT
CHIEF FINANCIAL OFFICER

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Mad Catz Interactive, Inc. (formerly GTR Group Inc.) as at March 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the two-year period ended March 31, 2002 and shareholders' equity as at March 31, 2002 and 2001 to the extent summarized in note 14 to the consolidated financial statements.

KPMG LLP

SAN DIEGO, CALIFORNIA
MAY 29, 2002

CONSOLIDATED BALANCE SHEETS

Expressed in U.S. dollars March 31,	2002	2001
Assets		
Current assets:		
Cash	$ 1,902,966	$ 1,455,480
Accounts receivable	10,276,547	6,810,779
Inventories (note 3)	15,918,898	13,493,306
Prepaid expenses and deposits	634,886	658,373
Future tax assets (note 9)	2,070,835	2,484,398
Income taxes receivable	267,495	178,235
	31,071,627	25,080,571
Deferred financing fees	841,817	1,324,992
Capital assets (note 4)	1,919,749	1,733,516
Goodwill (note 5)	16,362,175	17,529,191
	$ 50,195,368	$ 45,668,270
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank loans (note 6)	$ 4,335,084	$ 8,670,796
Accounts payable and accrued liabilities	16,106,044	8,562,687
Subordinated debt (note 7)	—	3,338,719
	20,441,128	20,572,202
Future tax liabilities (note 9)	136,886	407,182
Shareholders' equity:		
Capital stock (note 8)	45,554,910	41,823,042
Cumulative translation adjustment	391,138	681,309
Deficit	(16,328,694)	(17,815,465)
	29,617,354	24,688,886
Commitments and contingencies (note 12)		
	$ 50,195,368	$ 45,668,270

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Don Lenz
Director

Cary McWhinnie
Director

MAD CATZ INTERACTIVE, INC. [18]

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Expressed in U.S. dollars Years ended March 31,	2002	2001
Net sales	$ 83,337,134	$ 55,781,630
Cost of sales	64,927,895	43,367,087
Gross profit	18,409,239	12,414,543
Expenses (income):		
Selling	7,276,113	4,955,479
Administrative	4,934,693	5,722,279
Interest	985,342	1,064,195
Interest on bank term loan	—	4,051
Interest on subordinated debt	246,781	390,771
Amortization	1,009,936	717,889
Foreign exchange (gain) loss	(60,511)	191,667
	14,392,354	13,046,331
Income (loss) before income taxes and goodwill charges	4,016,885	(631,788)
Income taxes (note 9)	1,855,544	3,069,331
Income (loss) before goodwill charges and discontinued operations	2,161,341	(3,701,119)
Goodwill charges	976,665	950,695
Income (loss) from continuing operations	1,184,676	(4,651,814)
Income (loss) from discontinued operations (note 2)	302,095	(18,256,392)
Net income (loss)	1,486,771	(22,908,206)
Retained (deficit) earnings, beginning of year	(17,815,465)	5,092,741
Deficit, end of year	$ (16,328,694)	$ (17,815,465)
Income (loss) per share before goodwill charges and discontinued operations	$ 0.04	$ (0.08)
Income (loss) per share on discontinued operations	0.01	(0.40)
Loss per share on goodwill charges	(0.02)	(0.02)
Net income (loss) per share (note 11)	$ 0.03	$ (0.51)
Diluted net income (loss) per share (note 11)	$ 0.03	$ (0.51)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in U.S. dollars Years ended March 31,	2002	2001
Cash provided by (used in):		
Operating activities:		
Net income (loss)	$ 1,486,771	$(22,908,206)
Adjusted for (income) loss from discontinued operations	(302,095)	18,256,392
Items not involving cash:		
Write-off of investment	—	258,724
Deferred financing fees	603,465	706,633
Foreign exchange	(60,511)	198,451
Amortization	1,986,601	1,668,584
Future income taxes	143,267	395,371
Change in non-cash operating working capital:		
(Increase) decrease in accounts receivable	(3,462,953)	7,862,764
(Increase) decrease in prepaid expenses and deposits	(96,663)	184,271
(Increase) decrease in inventories	(2,411,279)	4,377,256
Increase (decrease) in accounts payable and accrued liabilities	7,377,328	(2,803,757)
Decrease in income taxes receivable	12,027	1,390,409
Cash provided by continuing operations	5,275,958	9,586,892
Cash provided by (used in) discontinued operations	302,095	(8,527,219)
Financing activities:		
Deferred financing fees	—	(1,976,502)
Shareholder advances	—	3,672
Bank indebtedness	—	(3,930,551)
Bank loans	(4,349,018)	4,123,809
Bank term loan	—	(155,541)
Subordinated debt	—	4,757,977
Repayment of subordinated debt	—	(1,614,276)
Mad Catz obligation	—	(3,656,281)
Proceeds from issue of share capital	367,100	4,057,244
Share issue costs	—	(85,095)
	(3,981,918)	1,524,456
Investing activities:		
Purchase of capital assets	(1,103,614)	(1,180,773)
Effects of exchange rate changes on cash	(45,035)	52,124
Increase in cash	447,486	1,455,480
Cash, beginning of year	1,455,480	—
Cash, end of year	$ 1,902,966	$ 1,455,480
Supplemental cash flow information:		
Income taxes paid	$ 1,800,000	$ 1,059,017
Interest paid	665,862	1,219,017

See accompanying notes to consolidated financial statements.

Mad Catz Interactive, Inc. (formerly GTR Group Inc.) (the "Company") was incorporated on February 3, 1997 under the Ontario Business Corporations Act and commenced operations on April 7, 1997.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and, except as described in note 14, conform in all material respects with accounting principles generally accepted in the United States. The principal accounting policies followed by the Company, which have been consistently applied, are summarized as follows:

(a) Principles of consolidation:
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, 1328158 Ontario Inc. ("Mad Catz Canada"), Xencet Massachusetts Inc., Xencet U.S. Inc., Singapore Holdings Inc., Spoxt Pte Ltd., Mad Catz, Inc. ("MCI"), Mad Catz (Asia) Ltd., Mad Catz Europe Ltd., FX Unlimited Inc. and Mad Catz Ltd. All significant intercompany transactions and balances have been eliminated on consolidation.

(b) Revenue recognition:
Revenue from product sales is recognized upon shipment and when title passes to the customer, after making appropriate provision for sales returns and credit memos issued.

(c) Inventories:
Raw materials, packaging materials and accessories are valued at the lower of cost and replacement cost.
Finished goods are valued at the lower of cost and net realizable value with cost being determined on an average cost basis using the first-in first-out method.

(d) Capital assets:
Capital assets are stated at cost less accumulated amortization. Amortization is provided over the estimated useful lives of the assets on a straight-line basis at the following annual rates:

Manufacturing and office equipment	20% - 33%
Computer hardware	33%
Computer software	33%
Computer system development	33%
Furniture and fixtures	20%
Leasehold improvements	10%
Moulds	33%

The Company assesses the value of its capital assets annually by ensuring the net recoverable amount of its assets exceeds the net carrying amount. In the year of a write-down, capital assets will be reduced by a charge to income.

(e) Goodwill:
Goodwill, representing the excess of the purchase price over the fair value of identifiable net assets acquired, is amortized on a straight-line basis over 20 years.
The Company assesses the continuing value of goodwill each year by reviewing the undiscounted cash flows of the related business, taking into account the risk associated with the investment. In the year of an impairment in value, the goodwill will be reduced by a charge to income.

(f) Deferred financing fees:
Deferred financing fees include costs related to obtaining debt financing and are amortized on a straight-line basis over the term of the debt.

(g) Employee stock option plan:
The Company has an employee stock-based option plan, which is described in note 8. No compensation expense is recorded on granting of stock options. Any consideration paid by the employees on the exercise of the stock options or purchase of stock is credited to share capital.

(h) Income taxes:
Income taxes are accounted for using the liability method. Under the liability method of accounting for income taxes, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities and for tax loss carryforwards.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment or substantive enactment date. To the extent that it is not "more likely than not" that a future tax asset will be realized, a valuation allowance is provided.

(i) Foreign currency translation:
The Company has adopted the United States dollar as its reporting currency for its financial statements, commencing April 1, 2001. Comparative figures previously reported in Canadian dollars have been translated at the exchange rate in effect April 1, 2001.

The United States dollar is the functional currency of the Company's United States operations. The Canadian dollar is the functional currency of the Company's Canadian operations, which are translated to United States dollars using the current rate method. The British pound is the functional currency of the Company's United Kingdom operations, which are translated to United States dollars using the current rate method.

Foreign currency transactions and account balances have been translated where applicable into United States dollars as follows: monetary assets and monetary liabilities are translated into United States dollars at the rate of exchange in effect at the balance sheet date; revenue and expenses are translated into United States dollars at the average rates of exchange prevailing during the year. Exchange gains and losses resulting from the translation of these amounts are included in the consolidated statements of operations and deficit.

The assets and liabilities of the Company and of Mad Catz Canada, which have the Canadian dollar as the functional currency, and of Mad Catz Europe Ltd., which has the British Pound as its functional currency are considered financially and operationally independent, and are translated into United States dollars at the rate of exchange in effect at year end. The revenue and expenses of these self-sustaining operations are translated at the average rate of exchange in effect during the year. The foreign currency translation adjustment is deferred and included as a separate component of shareholders' equity.

(j) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(k) Credit risk:
The Company extends credit on an uncollateralized basis to certain of its customers and monitors this on a continuing basis.

(l) Net income (loss) per share:
Effective April 1, 2001, the Company changed its method of calculating net income (loss) per share, on a retroactive basis, in accordance with Section 3500 of The Canadian Institute of Chartered Accountants' ("CICA") Handbook. Under the new recommendations, the treasury stock method is used to calculate diluted net income (loss) per share, consistent with United States accounting principles. The treasury stock method assumes any option proceeds would be used to purchase common shares at the average market price during the period. This change has no impact on the reported net income (loss) per share for the prior year presented.

NOTE 2 DISCONTINUED OPERATIONS

In March 2001, the Company's Board of Directors adopted a formal plan to dispose of the assets and business operations of its GTI (previously played video game business) and ZapYou.com (internet distribution) business units. These units are accounted for as discontinued operations and, accordingly, amounts in the financial statements and related notes for all periods shown have been restated to reflect discontinued operations accounting. As at March 31, 2002, all of the assets of GTI and ZapYou.com have been disposed of. The Company will maintain a provision for accounts payable and accrued liabilities until such time that all recognized obligations of the previous GTI and ZapYou.com businesses are settled.

During 2002, the Company recorded a net gain of $302,095 (2001 - net loss of $18,256,392), net of income taxes of nil (2001 - net of income tax recovery of $3,976,468) in respect of GTI and ZapYou.com business units. Net revenue applicable to GTI and ZapYou.com during the years presented was nil (2001 - $15,996,042). The 2002 gain from discontinued operations is a result of revaluing the fiscal 2001 provisions to provide for the expected future liabilities associated with the GTI and ZapYou.com businesses. The 2001 loss from discontinued operations includes accrued charges of $1,018,754 for estimated costs to exit the GTI and ZapYou.com business units. The loss also includes the following writedowns of assets to their net realizable value related to the dispositions of the business units:

Inventories	$ 2,657,944
Capital assets	2,093,929
Goodwill	2,215,866
Future tax asset	3,947,411
Accounts receivable	2,011,766
	$12,926,916

The assets of the GTI and ZapYou.com business units in the consolidated balance sheets include the following:

	2002	2001
Cash	$520,836	$ 802,360
Inventories	—	2,140,805
Accounts receivable	—	1,634,818
Capital assets	—	69,784
	$520,836	$4,647,767

The liabilities of the GTI and ZapYou.com business units, which are included in the consolidated balance sheets are as follows:

	2002	2001
Bank loan	$ —	$1,928,913
Accounts payable and accrued liabilities	424,305	2,627,291
	$424,305	$4,556,204

The Company anticipates additional expenses relating to legal expenses, salaries and severance expenses of $424,305 to be incurred relating to the disposition of its GTI and ZapYou.com business units. These expenses have been accrued in the current year's financial statements and are reflected in the above accrued liabilities amounts.

During 2002, GTI paid $25,369 (2001 - $689,488) in interest expense in respect of the discontinued operations.

NOTE 3 INVENTORIES

	2002	2001
Raw materials	$ 4,516,360	$ 4,007,946
Finished goods	11,163,351	9,071,391
Packaging materials and accessories	239,187	413,969
	$15,918,898	$13,493,306

Raw materials in 2001 represent unprocessed and unpackaged game cartridges and computer chips. In 2002, raw materials represent computer chips only.

During 2001, inventories of $2,657,944 were written down in respect of liquidating GTI inventories (note 2).

NOTE 4 CAPITAL ASSETS

			2002	2001
	Cost	Accumulated amortization	Net book value	Net book value
Manufacturing and office equipment	$ 156,108	$ 75,220	$ 80,888	$ 158,945
Computer hardware	869,895	453,816	416,079	192,389
Computer software	222,354	105,319	117,035	108,845
Computer system development	3,200	711	2,489	11,473
Furniture and fixtures	147,898	51,112	96,786	28,547
Leasehold improvements	415,830	137,911	277,919	198,413
Moulds	2,303,829	1,375,276	928,553	1,034,904
	$4,119,114	$2,199,365	$1,919,749	$1,733,516

During 2001, $994,070 and $1,099,859 of capital assets were written down to their estimated net recoverable amount of $69,784 in respect of GTI and ZapYou.com, respectively (note 2). Capital assets written down included furniture and fixtures, computer hardware and software, computer system development costs, leasehold improvements and racks and kiosks.

NOTE 5 GOODWILL

			2002	2001
	Cost	Accumulated amortization	Net book value	Net book value
Goodwill	$18,787,443	$2,425,268	$16,362,175	$17,529,191

During 2001, $2,215,866 of goodwill was written off as part of discontinued operations in respect of the original purchase of GTI (note 2).

NOTE 6 BANK LOANS

On September 25, 2000, MCI signed a loan agreement with Congress Financial Corporation (Central) ("Congress") to borrow up to $35,000,000 under a revolving line of credit. The line of credit accrues interest on the daily outstanding balance at U.S. prime rate plus 0.75% per annum, expires in 2003 and must be repaid in United States dollars. The line of credit is secured by a first priority interest in MCI's inventories, equipment, accounts receivable and investment properties. The line of credit is guaranteed by the Company.

On September 25, 2000, GTI signed a loan agreement with Congress to borrow up to Cdn. $15,000,000 under a revolving line of credit. The line of credit accrues interest on the daily outstanding United States dollar balance at U.S. prime rate plus 0.75% per annum and on the Canadian dollar balance at Canadian prime rate plus 0.75%. The line expires in 2003. The line of credit is secured by a first priority interest in GTI's inventories, equipment, accounts receivable and investment properties. The line of credit is guaranteed by the Company and MCI. In fiscal year 2002, the GTI portion of the bank loan was repaid in full, and the line of credit was closed.

The Company has also been granted $10,000,000 line of credit from Congress to be used for acquisition purposes under the same conditions and terms as the lines of credit described above.

The Congress loan agreements also require the borrowers to meet a monthly consolidated tangible net worth covenant. As at March 31, 2002, the Company was in compliance with this covenant.

NOTE 7 SUBORDINATED DEBT

On September 18, 2000, the Company signed a loan agreement with a shareholder and director to borrow $5,000,000. The loan accrued interest on the daily outstanding balance at 14% per annum. As at July 17, 2001, an agreement was reached to convert the outstanding loan to equity. The balance of the loan at that date was $3,361,770, which included $23,051 of unpaid interest due. The loan was converted at a share price of Cdn. $1.218 which was the five day average share price for the period from June 12 to June 18, 2001. A total of 4,247,478 shares were issued.

Additional conditions of the loan required the Company to issue 200,000 warrants to purchase the Company's common stock. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.91. The warrants expire on September 18, 2002.

NOTE 8 CAPITAL STOCK

(a) Authorized:

Unlimited Class A preferred shares
Unlimited Class B preferred shares
Unlimited common shares

(b) Issued:

Common shares	Number of shares	Amount
Balance, March 31, 2000	40,613,506	$34,488,704
Exercise of options under stock option plan	225,999	177,634
Shares issued on exercise of warrants	5,303,791	4,071,801
Shares issued for Mad Catz purchase	2,059,739	3,266,731
Warrants purchased	—	(96,733)
Share issue costs, net of tax effect	—	(85,095)
Balance, March 31, 2001	48,203,035	41,823,042
Exercise of options under stock option plan	459,035	370,098
Shares issued on conversion of subordinated debt (note 7)	4,247,478	3,361,770
Balance, March 31, 2002	**52,909,548**	$45,554,910

(c) Share purchase warrants:

At March 31, 2002, the following share purchase warrants are outstanding:

	Price	Expiring
200,000	**$0.91**	**September 2002**

Each share purchase warrant entitles the holder to acquire one common share of the Company at the price specified.

(d) Stock option plan:

Under the Company's share option plan (the "Plan"), options are granted to purchase common shares and are exercisable over a period of a maximum of five years. Directors options vest immediately and other options vest over a period of three years. As part of the Plan the following director, officer and employee stock options have been granted and are outstanding:

	2002		2001	
	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	**2,443,410**	**$1.51**	1,900,659	$2.00
Granted	**1,928,833**	**0.68**	977,250	1.15
Exercised	**(459,035)**	**0.84**	(225,999)	0.79
Expired/cancelled	**(411,741)**	**1.27**	(208,500)	1.94
Outstanding, end of year	**3,501,467**	**1.16**	2,443,410	1.51

The following summarizes information about stock options outstanding as at March 31, 2002:

	Options outstanding			Options exercisable	
Range of exercise price	Number outstanding	Weighted average remaining contractual life in years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.45 - 0.60	1,309,167	4.0	$0.55	663,176	$0.53
$0.85 - 1.22	971,300	4.2	0.98	571,510	1.01
$1.27 - 1.90	701,000	2.6	1.63	684,000	1.62
$2.06 - 2.47	520,000	2.3	2.39	520,000	2.39
	3,501,467	3.5	$1.16	2,438,686	$1.35

NOTE 9 INCOME TAXES

(a) The income tax provision consists of the following:

	2002	2001
Current income tax expense	**$1,712,277**	$2,133,362
Future income tax expense	**143,267**	935,969
	$1,855,544	$3,069,331

(b) The difference between the amount of the reported income tax provision and the amount computed by multiplying the income before income taxes by the Company's applicable statutory tax rate of approximately 39% (2001 - 42%) is reconciled as follows:

	2002	2001
Income tax expense using the Company's statutory tax rates	**$1,174,133**	$ (827,688)
Income taxed in foreign jurisdictions	**58,430**	(40,549)
Write-off of losses previously tax benefited	**—**	1,651,058
Temporary differences not tax-benefited	**333,706**	1,543,890
Amortization of goodwill	**377,188**	400,433
Other	**(87,913)**	(77,342)
Write-off of income tax receivable	**—**	419,529
	$1,855,544	$3,069,331

(c) The tax effect of temporary differences that give rise to significant portions of the future tax assets and liabilities at March 31, 2002 is as follows:

Future tax assets - current:	
State taxes paid/deductible in future	**$ 138,117**
Inventories	**763,246**
Accounts receivable	**1,419,535**
	2,320,898
Less valuation allowance	**250,063**
Net future tax assets - current	**$ 2,070,835**
Future tax assets - non-current:	
Unclaimed scientific research expenditures	**$ 149,898**
Capital assets	**218,488**
Deferred financing fees	**661,311**
Tax loss carryforward	**9,710,372**
Goodwill	**712,847**
	11,452,916
Less valuation allowance	**11,452,916**
Net future tax assets - non-current	**$ —**
Future tax liabilities - non-current:	
Future inventory deduction	**$ 136,886**

(d) The Company has non-capital income tax losses of $9,324,000, which may be carried forward to reduce future years' taxable income. These losses expire as follows:

2004	$ 646,000
2005	654,000
2006	500,000
2007	1,600,000
2008	3,691,000
2009	2,233,000
	$ 9,324,000

The Company also has net capital tax losses of approximately $1,975,000, which are available indefinitely to offset capital gains.

The Company's Canadian subsidiary has non-capital income tax losses of $21,210,500, which may be carried forward to reduce future years' taxable income. These losses expire as follows:

2003	$ 2,082,000
2004	3,750,000
2005	1,873,000
2006	4,500
2007	638,000
2008	7,218,000
2009	5,645,000
	$ 21,210,500

(e) The Company is undergoing tax audits of the 1996 to 1998 taxation years. No reassessments have been received and the outcome of the audits is not determinable at this time.

One of the Company's foreign subsidiaries' tax filings for prior taxation years are being reviewed by foreign tax authorities. No reassessments have been received by the Company's foreign subsidiary and the outcome of this review is not determinable at this time.

(f) The Company operates one of its foreign subsidiaries on the basis that its operations in certain jurisdictions are exempted from taxation in these jurisdictions. The Company understands that its tax position with respect to these jurisdictions is subject to challenge and/or change by the applicable foreign tax authority.

NOTE 10 FINANCIAL INSTRUMENTS

The carrying values of the Company's financial instruments, including cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying values of the bank loan and the subordinated debt approximate their fair values as the interest rates are those which are currently available to the Company.

NOTE 11 NET INCOME (LOSS) PER SHARE

(a) Basic:
Basic net income (loss) per share are based on the weighted average number of common shares issued and outstanding during the year calculated on an annual basis being 51,188,889 (2001 - 45,297,305).

(b) Diluted:
The following table sets forth the computation of diluted income (loss) per share:

	2002	2001
Numerator:		
Net income (loss)	$ 1,486,771	$(22,908,206)
Net income (loss) available to common shareholders	$ 1,486,771	$(22,908,206)
Denominator:		
Weighted average common shares outstanding	51,188,889	45,297,305
Effect of dilutive securities:		
Employee stock options	716,348	—
Warrants	51,458	—
Weighted average shares - diluted	51,956,695	45,297,305

In 2002, 1,222,100 options were not included as they were considered anti-dilutive. Stock options and warrants were not included in 2001 as they are considered anti-dilutive.

NOTE 12 COMMITMENTS AND CONTINGENCIES

(a) The following are the payments required under operating leases for the next five years:

Year ending March 31:	
2003	$ 877,554
2004	779,279
2005	834,878
2006	836,716
2007	170,547
	$ 3,498,974

(b) Royalty and license agreements:
The Company has licensing agreements to utilize existing design and utility technology with its products. The Company also has royalty agreements for use of licensed trademarks and celebrity endorsements. These agreements have royalty and licensing fees based on different percentages of certain types of sales or a predetermined amount per unit. The minimum royalty payable under these agreements for fiscal year 2003 is approximately $1,000,000.

(c) Other:
There are a number of legal actions against the Company, none of which, in the opinion of management, is expected to have a material adverse impact on the financial position or results of operations of the Company.

NOTE 13 SEGMENTED DATA

The Company's sales and capital assets are attributed to the following countries:

	2002	2001
Net sales:		
Canada	$ 1,450,556	$ 1,697,398
United States	71,743,787	44,553,329
International	10,142,791	9,530,903
	$83,337,134	$55,781,630

Revenue is attributed to countries based on the location of the customer. During the year, the Company sold a total of 48% of its products to two customers (2001 - 43% to two customers).

	2002	2001
Capital assets:		
Canada	$ 1,175	$ 69,783
United States	902,323	557,270
International	1,016,251	1,106,463
	$1,919,749	$1,733,516

Goodwill for both years presented is attributed to Canada.

NOTE 14 CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada. In certain respects, GAAP as applied in the United States differs from that applied in Canada.

Reconciliation of net income (loss) determined in accordance with generally accepted accounting principles in Canada to net income (loss) determined under accounting principles which are generally accepted in the United States is as follows:

	2002	2001
Income (loss) from continuing operations, as reported	$1,184,676	$ (4,651,814)
Compensation expense (a)	(517,270)	—
Change in reporting currency (d)	—	(224,300)
Income (loss) from continuing operations in accordance with United States accounting principles	$ 667,406	$ (4,876,114)
Income (loss) from discontinued operations, as reported	$ 302,095	$(18,256,392)
Change in reporting currency (d)	—	(880,615)
Income (loss) from discontinued operations in accordance with United States accounting principles	$ 302,095	$(19,137,007)
Net income (loss) in accordance with United States accounting principles	$ 969,501	$(24,013,121)
Cumulative translation adjustment	(290,129)	846,749
Comprehensive income (loss) in accordance with United States accounting principles	$ 679,372	$(23,166,372)
Net income (loss) per share in accordance with United States accounting principles:		
Basic and diluted	$ 0.01	$ (0.53)

The areas of material difference between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described as follows:

(a) Stock-based compensation:
For United States GAAP purposes, the Company measures compensation using the intrinsic value method as specified by APB Opinion 25. During the year, 859,501 options with exercise prices ranging from Cdn. $0.94 to Cdn. $2.00 were repriced to Cdn. $0.84 and 100,000 options at Cdn. $2.00 were repriced to Cdn. $0.90. Under United States GAAP, subsequent to the repricing, these options would be considered variable resulting in compensation expense. Based on the March 31, 2002 share price, compensation expense related to the repricing of the above noted options is calculated to be $517,270. Under Canadian GAAP there would be no compensation expense recorded for the above noted stock option repricing.

(b) Income taxes:
Included in the caption "Income taxes" is the tax effect of various adjustments where appropriate and the impact of substantively enacted rate changes that would not have been recorded under United States GAAP. Under Canadian GAAP, future income tax assets and liabilities are remeasured for substantively enacted rate changes, whereas under United States GAAP, future income tax assets and liabilities are only measured for enacted tax rates. There is no impact of applying substantively enacted tax rates in 2002 and 2001.

(c) Operating income before amortization:
United States GAAP requires that amortization be included in the determination of operating income and does not permit the disclosure of a subtotal of the amount of operating income before this item. Canadian GAAP permits the disclosure of a subtotal of the amount of operating income before this item.

(d) Change in reporting currency:
Under United States accounting principles, when a change in reporting currency occurs, the new reporting currency should be used to retroactively restate all prior periods for which financial information is presented based on exchange rates in effect in those prior periods. Canadian GAAP permits the use of translation of convenience whereby all comparative amounts are translated at the exchange rate on the date of change in reporting currency.

(e) Impact of recent United States accounting pronouncements: In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 was effective as of July 1, 2001 and SFAS No. 142 is effective April 1, 2002. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and, subsequently, SFAS No. 144 after its adoption. The CICA has adopted similar standards and, accordingly, there will be no United States - Canadian GAAP differences arising from the addition of these standards. The Company has no intangible assets.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. The Company is required to adopt SFAS No. 144 on April 1, 2002 on a prospective basis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: August 13, 2002

By:
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.